Exhibit 99.2

Huachen AI Parking Management Technology Holding Co., Ltd

No.1018 Haihe Road, Dushangang Town
Pinghu City, Jiaxing
Zhejiang Province, China 314205

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders
on December 8, 2025 at 11:00 A.M., China Standard Time
(December 7, 2025, at 10:00 P.M., Eastern Time)

The undersigned hereby appoints Mr. Bin Lu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Huachen AI Parking Management Technology Holding Co., Ltd which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” each of the resolutions in Items 1, 2, 3, 4 and 5.

Item 1     As an ordinary resolution, to increase the Company’s authorized share capital from US$500 divided into 350,000,000 Class A ordinary shares of par value of US$0.00000125 each (“Class A Shares”) and 50,000,000 Class B ordinary shares of par value of US$0.00000125 each (“Class B Shares,” together with Class A Shares, “Ordinary Shares”) to US$78,125 divided into 50,000,000,000 Class A Shares and 12,500,000,000 Class B Shares, by the creation of 49,650,000,000 new Class A Shares and 12,450,000,000 Class B Shares (the “Share Capital Increase”).

☐ For	☐ Against	☐ Abstain

Item 2     Subject to Proposal One being passed, as a special resolution, to amend and restate the Company’s amended and restated memorandum of association in the form attached as Exhibit A to the accompanying proxy statement (the “Interim Memorandum of Association”) to reflect the Share Capital Increase.

☐ For	☐ Against	☐ Abstain

Item 3     As an ordinary resolution, to approve a share combination of the Class A Shares and Class B Shares, at a ratio of not less than 1-for-2 and not more than 1-for-250, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Share Combination”), and authorize the Board of Directors to implement such Share Combination at its discretion at any time prior to the one-year anniversary of the Meeting.

☐ For	☐ Against	☐ Abstain

Item 4     Subject to Proposal Three being passed, as a special resolution, to amend and restate the Company’s amended and restated memorandum and articles of association in the form attached as Exhibit B to the accompanying proxy statement (the “New Memorandum and Articles of Association”) to reflect the Share Combination, once implemented.

☐ For	☐ Against	☐ Abstain

Item 5     As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three and Proposal Four.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Extraordinary General Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
Dated: __________________________________, 2025

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

OR

You may sign, date and submit your Proxy Card by facsimile to 1.727. 269.5616.

OR

You my sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com.

OR

You may vote online through the Internet:

1.      Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.      Login using the control number located in the top left hand corner of this proxy card.

3.      Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).